

October 19, 2010

Stephen Y. Dickinson
Vice President and Chief Accounting Officer
Media General, Inc.
333 E. Franklin St.
Richmond, VA 23219

      Re: Media General, Inc.
            Form 10-K
            Filed February 24, 2010
            File No. 001-06383

            Definitive Proxy Statement on Schedule 14A
            Filed March 12, 2010

Dear Mr. Dickinson:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John Stickel
                    Attorney-Advisor